UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

HILLMAN SOLUTIONS CORP.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

431636109

(CUSIP Number)

Shanna B. Green

Head of Investment Banking Legal – Equity Capital Markets, Americas

Jefferies LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue, New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431636109**

1.	Name of Reporting Persons: Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. Identification Nos. of Above Persons (Entities Only): 13-2615557

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,171,576(1) (see Item 5)

	8.	Shared Voting Power 1,503,200(2) (see Item 5)

	9.	Sole Dispositive Power 7,171,576(1) (see Item 5)

	10.	Shared Dispositive Power 1,503,200(2) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,674,776(1)(2) (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%(3) (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes 4,000,000 shares of common stock underlying warrants held by Jefferies Financial Group Inc. which are not exercisable within 60 days of the date hereof.
(2)	Excludes 501,066 shares of common stock underlying warrants held by Jefferies LLC, a controlled subsidiary of Jefferies Financial Group Inc., which are not exercisable within 60 days of the date hereof.
(3)	The percentage reported herein is based on 187,569,511 shares of Hillman Solutions Corp.’s common stock outstanding as reported in the Current Report on Form 8-K filed by Hillman Solutions Corp. with the U.S. Securities and Exchange Commission on July 20, 2021 (File No. 001-39609).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the report on Schedule 13D filed on February 5, 2021 (the “Schedule 13D”) by Jefferies Financial Group Inc. (“JFG” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share, which was formerly designated Class A common stock (as re-designated, the “Common Stock”), of Hillman Solutions Corp. (f/k/a Landcadia Holdings III, Inc.) (the “Issuer”). Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

On January 24, 2021, the Issuer, Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CMMP Sellers’ Representative, LLC entered into the merger agreement (the “Merger Agreement”), whereby Helios Sun Merger Sub, Inc. (“Merger Sub”) agreed, subject to closing conditions, merge with and into HMAN Group Holdings Inc., with HMAN Group Holdings Inc. surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). In connection with and immediately prior to the closing (the “Closing”) of the Business Combination on July 14, 2021, among other things:

1.	The Reporting Person forfeited 1,365,924 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of the Issuer;
2.	All remaining shares of the Issuer’s Class B Common Stock (including the Reporting Person’s 4,671,576 shares of Class B Common Stock) converted into shares of the Issuer’s Class A common stock on a one-for-one basis as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-248856);
3.	Pursuant to a subscription agreement with the Issuer, dated January 24, 2021 (the “Subscription Agreement”), JFG purchased 2,500,000 shares of Class A common stock at a purchase price of $10.00 per share in a private placement; and
4.	The Issuer’s Class A common stock was redesignated the Common Stock.

Except where otherwise indicated, information presented herein is as of the date of the event which requires the filing of this Amendment, July 14, 2021.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Prior to the Issuer’s registration under Section 12(b) of the Exchange Act, which occurred concurrently with the pricing of its IPO on October 8, 2020, JFG directly owned 6,943,125 shares of the Class B Common Stock, previously acquired by JFG in connection with its role as a sponsor to the Issuer (the “Founder Shares”). 905,625 of JFG’s Founder Shares were subsequently forfeited. Beginning on October 13, 2020, Jefferies LLC engaged in a series of transactions in units, each of which consisted of one share of Class A common stock and one-third of one warrant to purchase one share of Class A common stock, by which it acquired 1,503,200 units in the open market using its own capital at prices ranging from $9.93 to $10.00 per unit (the “Public Units”).

On July 14, 2021, JFG purchased 2,500,000 shares of the Issuer’s Class A common stock at $10.00 per share in a private placement using its own capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

To the extent required by Item 4, the information contained in Items 3 and Item 6 is incorporated herein by reference.

Events Following the IPO

Jefferies LLC acquired the 1,503,200 Public Units for its own account. JFG forfeited the 905,625 Founder Shares on November 22, 2020, because the underwriters of the initial public offering did not exercise their 45-day option from the date of the underwriting agreement to purchase additional shares of Class A common stock to cover any over-allotment. The warrants underlying the Public Units (the “Public Warrants”) have the same terms as the Private Placement Warrants, except that the Public Warrants (i) are redeemable by the Issuer, (ii) are not subject to the 30 day lock-up imposed on the Private Placement Warrants and (iii) are not exercisable on a cashless basis except for any period beginning 60 business days after the closing of the Business Combination during which the Issuer shall have failed to maintain an effective registration statement covering the issuance of the shares of Common Stock underlying the Public Warrants.

Jefferies LLC also served as the underwriter of the Issuer’s initial public offering. The shares of Class A common stock purchased by Jefferies LLC for resale to the public as an underwriter in the initial public offering pursuant to the underwriting agreement were not deemed beneficially owned under Section 13(d) as they were not held for more than 40 days pursuant to Rule 13d-3(d)(4).

Events Prior to the Closing of the Business Combination

On January 24, 2021, the Issuer entered into the Merger Agreement pursuant to which, on July 14, 2021, Merger Sub merged with and into HMAN Group Holdings Inc., with HMAN Group Holdings Inc. surviving the merger as a wholly owned subsidiary of the Issuer. In connection with the execution of the Merger Agreement, the Issuer’s sponsors, including JFG, the Issuer’s directors and members of the Issuer’s management team (including Mr. Handler, a JFG Covered Person, who also served as Co-Chairman and President of the Issuer prior to Closing) also entered into an amended and restated letter agreement (the “A&R Letter Agreement”) to vote their shares in favor of the Business Combination and in favor of all other proposals being presented at the special meeting of shareholders related to the Business Combination (the “Special Meeting”) and to forfeit an additional 1,365,924 of JFG’s Founder Shares. Through a private placement investment and pursuant to a subscription agreement with the Issuer, dated January 24, 2021 (the “Subscription Agreement”), JFG also committed to purchase 2,500,000 shares of Class A common stock at a purchase price of $10.00 per share, to be issued immediately before the closing of the Business Combination.

Subscription Agreements Closing

On July 14, 2021, immediately prior to, and conditioned upon, the consummation of, the Business Combination, JFG purchased from the Issuer 2,500,000 shares of Class A common stock of the Issuer in a private placement pursuant to the Subscription Agreement for the purposes of providing funding for a portion of the purchase price for the Business Combination Transaction and/or providing capital to the Issuer in connection therewith.

Business Combination Closing

As disclosed by the Issuer on a Form 8-K filed on July 20, 2021, on July 14, 2021, the Issuer consummated the Business Combination pursuant to the terms of the Merger Agreement. Upon consummation of the Business Combination, the Issuer was renamed Hillman Solutions Corp.

In connection with the consummation of the Business Combination, Merger Sub merged with and into HMAN Group Holdings Inc., with HMAN Group Holdings Inc. surviving the merger as a wholly owned subsidiary of the Issuer.

In connection with the consummation of the Business Combination, the board of directors and management of the Issuer were reconstituted as set forth in in the definitive Proxy Statement/Prospectus dated June 24, 2021 (File No. 333-252693) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on June 25, 2021 (the “Definitive Proxy”). Mr. Handler stepped down as President and Co-Chairman of the Issuer and as a member of the Issuer’s board of directors.

All of the issued and outstanding shares of Class B Common Stock, including the 4,671,576 shares of Class B Common Stock held by JFG after the November 2020 forfeiture of 1,365,924 shares of Class B Common Stock, automatically converted, on a one-for-one basis, into shares of Class A common stock in accordance with the terms of the Company’s certificate of incorporation.

In addition, upon Closing, the Issuer entered into the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as set forth in the Definitive Proxy. Pursuant to the Third Amended and Restated Certificate of Incorporation, the Issuer’s Class A common stock was redesignated as the Common Stock.

JFG may, from time to time, take such actions regarding its investment as it deems appropriate. These actions may include: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Stock (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, JFG may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions.

Other than as described in this Item 4, JFG does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. JFG may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

Reporting Person (JFG)

JFG directly beneficially owns 8,674,776 shares, or 4.6%, of the Common Stock. JFG directly owns 7,171,576 shares of Common Stock. JFG may be deemed an indirect beneficial owner of 1,503,200 shares of Common Stock directly owned by Jefferies LLC, a wholly-owned direct subsidiary of Jefferies Group LLC, which itself is a wholly-owned direct subsidiary of JFG. JFG’s beneficial ownership excludes 4,000,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants (as described in Item 6) and 501,066 shares of Common Stock issuable upon exercise of 501,066 Public Warrants underlying the Public Units held by Jefferies LLC. The Public Warrants and the Private Placement Warrants are not currently exercisable and only become exercisable on October 14, 2021 pursuant to such terms (as described in Item 6).

JFG Covered Persons

No JFG Covered Persons beneficially own shares of Common Stock.

All share percentage calculations in this Amendment are based on 187,569,511 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K (File No. 001-39609), filed with the SEC on July 20, 2021.

(b)	See rows 7-10 of the cover page to this Amendment for information regarding JFG’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock.

(c)	Except as disclosed in this Amendment, JFG has not effected and, to JFG’s knowledge, none of the Covered Persons has effected any transactions in the shares to which this Amendment relates during the 60 days prior to the date of the event that requires the filing of this Amendment, July 14, 2021.

(d)	Except as disclosed in this Amendment, no person other than JFG has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment relates.

(e)	The Reporting Person ceased to be a holder of 5% or more of the Common Stock on July 14, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2021	Jefferies Financial Group Inc.

	By:	/s/ Shanna B. Green
	Name:	Shanna B. Green
	Title:	Authorized Signatory